SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD
ENDED SEPTEMBER 30, 2007

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the nine-month period ended September 30, 2007 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes, which are included in our annual report on Form 20-F 1A filed with the United States Securities and Exchange Commission on June 26, 2007, as amended on June 28, 2007, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the nine-month periods ended September 30, 2007 and September 30, 2006 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006.

Net income (Loss)

We had a net income of U.S.$30.4 million in the first nine months of 2007, as compared to a loss of U.S.$186.9 million in the first nine months of 2006, primarily due to an increase in operating income from our trading activities.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 15.3% from U.S.$16,437.8 million in the first nine months of 2006 to U.S.$18,956.1 million in the first nine months of 2007. This increase was primarily due to a 14.8% increase in our volume of sales, as a result of an increase in trading sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras and as a result of additional sales in connection with our trading activities in Asia by our new subsidiary PSPL, which initiated its operations in July 2006.

Cost of Sales

Cost of sales increased 14.8% from U.S.$16,284.4 million in the first nine months of 2006 to U.S.$18,696.6 million in the first nine months of 2007. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 43.3% from U.S.$154.7 million in the first nine months of 2006 to U.S.$221.7 million in the first nine months of 2007, of which U.S.$106.8 million consisted of shipping expenses due to increases in offshore sales and average freight rates in the first nine months of 2007, as a result of changes in international market trends and shipping routes.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 60.8% from U.S.$905.5 million in the first nine months of 2006 to U.S.$1,456.4 million in the first nine months of 2007, primarily due to (1) an increase in loans to related parties, and (2) an increase in the amount of sales to

2

Petrobras made during 2006 compared to 2005, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”).

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 34.3% from U.S.$1,091.3 million in the first nine months of 2006 to U.S.$1,465.6 million in the first nine months of 2007, primarily due to an increase in inter-company loans from Petrobras.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At September 30, 2007, we had cash and cash equivalents of U.S.$511.3 million, as compared to U.S.$510.8 million at December 31, 2006. Our operating activities used net cash of U.S.$3,013.9 million in the first nine months of 2007, as compared to using net cash of U.S.$1,274.1 million in the first nine months of 2006, primarily as a result of an increase in our sales of crude oil and oil products and services, primarily due to an increase in the volume of sales. Our investing activities used net cash of U.S.$5,146.8 million in the first nine months of 2007, as compared to using net cash of U.S.$1,202.1 million in the first nine months of 2006, primarily as a result of an increase in notes receivable issued to related parties and investments in marketable securities. Our financing activities provided net cash of U.S.$8,161.1 million in the first nine months of 2007, as compared to providing net cash of U.S.$2,669.4 million in the first nine months of 2006, primarily as a result of an increase in proceeds from loans from Petrobras due to our short-term financing needs.

Accounts Receivable

Accounts receivable from related parties increased 33.6% from U.S.$10,658.9 million at December 31, 2006 to U.S.$14,245.2 million at September 30, 2007, primarily as a result of an increase in the trading sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at September 30, 2007 in irrevocable letters of credit was U.S.$1,057.2 million, as compared to U.S.$552.1 million at December 31, 2006. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at September 30, 2007 was U.S.$964.0 million, as compared to U.S.$365.0 million at December 31, 2006. At September 30, 2007, we had accessed U.S.$323.1 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$329.2 million accessed at December 31, 2006. The weighted average annual interest rate on these short-term borrowings was 6.14% at September 30, 2007, as compared to 6.76% at December 31, 2006. At September 30, 2007, we had utilized all the proceeds from lines of credit for the purchase of imports of crude oil and oil products.

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The short-term portion of our notes payable to related parties consist principally of notes payable to Petrobras and decreased 96.2% from U.S.$5,206.3 million at December 31, 2006 to U.S.$199.9 million at September 30, 2007, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$7,622.2 million at December 31, 2006 to U.S.$21,663.6 million at September 30, 2007, with interest rate at 8.4% and due up to 2010, primarily as a result of our short-term financing needs.

At September 30, 2007, we had outstanding in financing institutions (i) U.S.$751.8 million in long-term lines of credit due between 2008 and 2017, as compared to U.S.$1,041.3 million at December 31, 2006 and (ii) U.S.$394.0 million as a result of a loan related to the righs and obligations of the NTN and NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project), assumed by PifCo on June 15, 2007, under the Loan Agreement with M-GIC that acts as a Facility Agent of JBIC (Japan Bank for International Cooperation). This loan bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will be paid semi-annualy starting on December 15, 2009. As a consequence of this transfer, PifCo received certain obligations of the Special Purpose Companies with the same characteristics of the Loan (principal amount, interest rate and amortization schedule).

As a result of the settlement of the Exchange Offer that occurred on February 7, 2007, we received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled on the same day and as a result, we issued U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per year, payable semi-annually. The new Notes constitute a single fungible series with the U.S.$500 million Global Notes due 2016 issued in October 2006. In total, we have U.S.$899.1 million in outstanding bonds due 2016. We also paid investors a cash amount equivalent to U.S.$56 million as a result of the Exchange (see Note 7(i)). The table below presents the result of the Exchange.

			(in millions of U.S. dollars)

	Interest rate	Maturity	Principal outstanding after Exchange	Total amount tendered
PifCo old Notes

Global Step-Up Notes	12.375%	2008	U.S.$ 126.9	U.S.$ 7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			U.S.$ 1,358.6	U.S.$399.1

			(in millions of U.S. dollars)

	Interest rate	Maturity	Principal outstanding after Exchange	Total reopened
PifCo new Notes

Global Notes	6.125%	2016	U.S.$ 899.1	U.S.$ 399.1

			U.S.$ 899.1	U.S.$ 399.1

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At September 30, 2007, we also had outstanding:

  U.S.$224.2 million in Senior Notes due to 2008 (current portion) and U.S.$235.4 million in Senior Notes due to 2011. The notes bear interest at the rate of 9.875% and 9.75%, respectively.

  U.S.$329.9 million (current portion) in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energía Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

  U.S.$126.9 million (current portion) in Global Step-up Notes due April 2008 that bear interest at a rate of 12.375% per year from April 1, 2006 , with interest payable semi-annually.

  U.S.$415.0 million (U.S.$65.7 million current portion) in connection with Petrobras’ exports prepayment program and related to the following outstanding Series: U.S.$550 million in 6.436% Senior Trust Certificates due 2015 and U.S.$200 million in 3.748% Senior Trust Certificates due 2013.

  U. S.$2,199.4 million in Global Notes, consisting of U.S.$374 million of Global Notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global Notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global Notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global Notes due October, 2016 that bear interest at the rate of 6.125% per year. The interest of these notes are paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$304.8 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due to September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and its main purposes were to retap the Japanese market, acess a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

At September 30, 2007, we had available standby committed facilities in the amount of U.S.$475 million, which are not specific as to use requirements. We have no drawdown amounts related to these facilities, and, as of the date of this filing, have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at September 30, 2007 and December 31, 2006:

CURRENT AND LONG-TERM DEBT

	September 30, 2007		December 31, 2006

		(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$323.1	U.S.$1,145.8	U.S.$329.2	U.S.$1,041.2
Senior notes	238.2	235.3	533.9	524.6
Global step-up notes	126.9	-	4.2	134.6
Global notes	55.9	2,199.4	32.7	2,181.4
Sale of right to future receivables	68.9	565.0	68.4	614.4
Senior exchangeable notes	337.6	-	333.7	-
Japanese yen bonds	0.1	304.8	1.7	293.9
Assets related to export prepayment
to be offset against sales of rights
to future receivables	-	(150.0)	-	(150.0)

	U.S.$1,150.7	U.S.$4,300.3	U.S.$1,303.8	U.S.$4,640.1

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The following table sets forth the sources of our capital markets debt outstanding at September 30, 2007:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.875% Senior Notes due 2008(2)	224
9.750% Senior Notes due 2011(2)	235
4.750% Senior Exchangeable Notes due 2007(3)	330
12.375%Global Step-up Notes due 2008(2)	127
4.848% Senior Trust Certificates due 2013(4)	137
6.436% Senior Trust Certificates due 2015(4)	344
9.125% Global Notes due 2013(2)	374
7.750% Global Notes due 2014(2)	398
6.125% Global Notes due 2016(2)	899
8.375% Global Notes due 2018(2)	577
2.15% Japanese Yen Bonds due 2016(5) (2)	305

Total	U.S.$3,950

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.
(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Off Balance Sheet Arrangements

At September 30, 2007, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

On November 1, 2007, we issued Global Notes of U.S.$1,000 million in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo
Brasileiro S.A. - Petrobras)

Consolidated Financial Statements
September 30, 2007 and 2006 together with Report of
Independent Registered Public Accounting Firm

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company

We have reviewed the accompanying condensed consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of September 30, 2007, the related condensed consolidated statements of operations, cash flows and changes in stockholder’s equity/ (deficit) for the nine-month periods ended September 30, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

November 19, 2007

KPMG Auditores Independentes
Rio de Janeiro, Brazil

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	September 30, 2007	December 31, 2006
Assets

	(Unaudited)

Current assets
Cash and cash equivalents	511,314	510,812
Marketable securities	625,837	645,278
Trade accounts receivable:
Related parties	14,245,230	10,658,905
Other	1,036,090	835,437
Notes receivable - related parties	1,631,803	4,887,395
Inventories	326,109	262,720
Export prepayments - related parties	68,239	67,785
Restricted deposits for guarantees and other	86,177	145,732

	18,530,799	18,014,064

Property and equipment	1,095	700

Other assets
Marketable securities	3,274,543	1,151,588
Notes receivable - related parties	7,853,162	1,466,965
Export prepayment - related parties	414,985	464,380
Restricted deposits for guarantees and prepaid expenses	218,136	223,618

	11,760,826	3,306,551

Total assets	30,292,720	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands of US dollars, except for number of shares and per share amounts)

	September 30 2007	December 31, 2006
Liabilities and stockholder’s equity/(deficit)

	(Unaudited)

Current liabilities
Trade accounts payable:
Related parties	1,179,740	1,142,848
Other	1,443,420	1,121,986
Notes payable - related parties	199,858	5,206,269
Short-term financing	52,331	148,447
Current portion of long-term debt	1,001,176	1,057,438
Accrued interest	97,161	97,865
Unearned income - related parties	301,046	248,688
Other current liabilities	48,093	60,199

	4,322,825	9,083,740

Long-term liabilities
Long-term debt	4,300,294	4,640,134
Notes payable - related parties	21,663,580	7,622,191

	25,963,874	12,262,325

Stockholder’s equity/(deficit)
Shares authorized and issued:
Common stock - 300,050,000 shares, par value US$ 1	300,050	300,050
Additional paid in capital	53,926	53,926
Accumulated deficit	(346,169)	(376,519)
Other comprehensive income:
Loss on cash flow hedge	(1,786)	(2,207)

	6,021	(24,750)

Total liabilities and stockholder’s equity/(deficit)	30,292,720	21,321,315

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars)
(Unaudited)

	Nine-month periods ended September 30,

	2007	2006

Sales of crude oil, oil products and services
Related parties	10,208,788	10,897,085
Other	8,747,329	5,540,714

	18,956,117	16,437,799

Operating expenses:
Cost of sales
Related parties	(6,531,608)	(6,216,573)
Other	(12,165,012)	(10,067,859)
Selling, general and administrative expenses
Related parties	(127,294)	(140,000)
Other	(94,418)	(14,746)

	(18,918,332)	(16,439,178)

Operating income (loss)	37,785	(1,379)

Financial income
Related parties	1,188,735	699,508
Other	267,618	206,025

	1,456,353	905,533
Financial expense
Related parties	(1,103,696)	(482,884)
Other	(361,941)	(608,391)

	(1,465,637)	(1,091,275)

Other income, net
Other	1,849	258

Net income/(loss) for the period	30,350	(186,863)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S
EQUITY/(DEFICIT)
(In thousands of US dollars)
(Unaudited)

	Nine-month periods ended September 30,

	2007	2006

Common stock
Balance at January 1	300,050	50
Capital increase	-	300,000

Balance at end of the period	300,050	300,050

Additional paid in capital
Balance at January 1	53,926	173,926
Transfer to capital	-	(120,000)

Balance at end of the period	53,926	53,926

Accumulated deficit
Balance at January 1	(376,519)	(165,994)
Net income/(loss) for the period	30,350	(186,863)

Balance at end of the period	(346,169)	(352,857)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(2,207)	-
Change in the period	421	(3,328)

Balance at end of the period	(1,786)	(3,328)

Total stockholder’s equity/(deficit)	6,021	(2,209)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	Nine-month periods ended September 30,

	2007	2006

Cash flows from operating activities
Net income/(loss) for the period	30,350	(186,863)
Adjustments to reconcile loss to net cash
Used in operations
Depreciation, amortization of prepaid expenses and debt	6,991	19,921
Decrease (increase) in assets:
Trade accounts receivable
Related parties	(3,586,325)	(2,029,054)
Other	(200,653)	(289,153)
Export prepayments - related parties	(1,490,000)	-
Receipt of export prepayments - related parties	1,538,941	395,564
Other assets	(90,885)	(248,917)
Increase in liabilities:
Trade accounts payable
Related parties	36,892	604,546
Other	321,434	222,857
Other liabilities	419,390	237,069

Net cash used in operating activities	(3,013,865)	(1,274,030)

Cash flows from investing activities
Marketable securities, net	(2,103,514)	610,368
Issuance of notes receivable - related parties	(6,860,594)	(5,562,807)
Collection of principal on notes receivable - related	3,817,996	3,750,539
Property and equipment	(664)	(221)

Net cash used in investing activities	(5,146,776)	(1,202,121)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	(96,116)	(243,254)
Proceeds from issuance of long-term debt	737,163	482,280
Principal payments of long-term debt	(1,141,248)	(1,665,649)
Proceeds from short-term loans - related parties	1,819,000	10,678,751
Proceeds from long-term loans - related parties	18,996,175	1,448,000
Principal payments of loans - related parties	(12,153,831)	(8,030,684)

Net cash provided by financing activities	8,161,143	2,669,444

Increase in cash and cash equivalents	502	193,293
Cash and cash equivalents at beginning of the period	510,812	230,745

Cash and cash equivalents at end of the period	511,314	424,038

Non cash financing activities
Increase of capital through conversion of loan payable	-	180,000

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

1. The Company and its Operations

Petrobras International Finance Company - PifCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PifCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to Petrobras on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

In April 2006, PifCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited (PSPL) a company incorporated in Singapore to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

Petrobras Finance Limited

Petrobras Finance Limited (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (PEL), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (BEAR), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the notes thereto.

The consolidated financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

2. Basis of Financial Statement Presentation (Continued)

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

a. Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Financial instruments

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PifCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

2. Basis of Financial Statement Presentation (Continued)

b. Financial instruments (Continued)

As of September 30, 2007, PifCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings (see Note 7(v)).

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at September 30, 2007 and 2006.

c. Reclassification

Certain reclassifications have been made to prior year financial statements to confirm to current year presentation.

3. Cash and Cash Equivalents

	September 30, 2007	December 31, 2006

	(Unaudited)

Cash and banks	64,868	461
Time deposits and short-term investment	446,446	510,351

	511,314	510,812

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

4. Marketable Securities

				Total

	Security	Maturity	Interest rate per annum	September 30, 2007 (i)	December 31, 2006 (i)

				(Unaudited)

Available for Sale (iii)	Clep (ii)	2014	8%	939,817	975,840
Available for Sale (iii)	Marlim (ii)	2008	12.25%	370,228	295,588
Held to Maturity	NTS (ii) and (iv)	2009-2014	5.77%/6.21%	573,509	-
Held to Maturity	NTN (ii) and (iv)	2009-2014	5.77%/6.21%	518,870	-
Held to Maturity	Mexilhão (ii)	2009	5.68%/5.72%	251,824	87,589
Held to Maturity	Gasene (ii)	2007	5.66%	221,060	212,184
Held to Maturity	CDC (ii)	2009	5.66%/5.69%/	466,388	-
			5.79%
Held to Maturity	TUM (ii)	2008	5.69%/5.70%	267,460	-
Held to Maturity	PDET (ii)	2019	7.12%	201,345	207,721
Held to Maturity	Third parties	2009	5.84%	89,879	-
Trading	Third parties	2007	3.50%	-	17,944

				3,900,380	1,796,866
Less: Current balances				(625,837)	(645,278)

				3,274,543	1,151,588

(i)	The balances include interest and principal.
(ii)	Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.
(iii)	Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.
(iv)	On June 15, 2007, PifCo assumed the rights and obligations of the NTN and NTS Companies (two Special
Purpose Companies of Petrobras related to Malhas Project) under the Loan Agreement (see Note 7(viii)).

5. Inventories

	September 30, 2007	December 31, 2006

	(Unaudited)

Crude oil	173,615	60,097
Oil products	152,494	202,623

	326,109	262,720

Petrobras International Finance Company
 and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

6. Related Parties

	Petróleo Brasileiro S.A. - Petrobras	Petrobras International Braspetro B.V. - PIB.B.V. and its subsidiaries	Downstream Participaçõe S.A. and its subsidiaries	PNBV and its subsidiaries	Clep	NTS / NTN	Marlim	Gasene	TUM	Mexilhão	CDC	Termobahia (iv)	Other	September 30, 2007	December 31, 2006

														(Unaudited)
Current assets
Marketable securities					137,317			221,060	267,460					625,837	627,335
Accounts receivable, principally for sales (i)	13,676,903	187,131	381,196											14,245,230	10,658,905
Notes receivable		1,504,658										592	126,553	1,631,803	4,887,395
Export prepayment	68,239													68,239	67,785
Other												1,453		1,453	1,453

Other assets
Marketable securities					802,500	1,092,379	370,228			251,824	466,388		201,345	3,184,664	1,151,588
Notes receivable		4,184,180		3,608,587								40,408	19,987	7,853,162	1,466,965
Export prepayment	414,985													414,985	464,380

Current liabilities
Trade accounts payable	953,773	153,406	72,561											1,179,740	1,142,848
Notes payable	199,858													199,858	5,206,269
Unearned income	299,918		1,128											301,046	248,688

Long-term liabilities
Notes payable (ii)	21,663,580													21,663,580	7,622,191

														For the nine-month periods ended

														September 30, 2007	September 30, 2006
Consolidated Statement of operations

Sales of crude oil and oil products and services	8,536,412	413,005	1,186,381											10,135,798	10,897,085
Purchases (iii)	(5,089,879)	(974,024)	(467,705)											(6,531,608)	(6,216,573)
Selling, general and administrative expense	(118,697)	(8,509)	(88)											(127,294)	(140,000)
Financial income	688,677	289,567	10,039	191,646								2,370	6,436	1,188,735	699,508
Financial expense	(1,103,696)													(1,103,696)	(482,884)

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.
(ii)	Long-Term Liabilities – Notes payable relate to loans executed between the Company and Petrobras due up to 2010. The annual interest is 8.4%.
(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.
(iv)	On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PifCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras). Under the agreements, PifCo paid to Blade US$ 1,453, and in return, Blade transfers to PifCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PifCo or a Petrobras subsidiary. Additionally, PifCo paid to Blade US$ 38,185, and in return, Blade transfers to PifCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PifCo or a Petrobras subsidiary.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing

	Unaudited

	September 30, 2007		December 31, 2006

	Current	Long-term	Current	Long-term

Financial institutions (viii)	323,103	1,145,750	329,180	1,041,250
Senior notes (i), (iv) and (vii)	238,238	235,350	533,945	524,602
Global notes (i), (iv), (vi) and (vii)	55,950	2,199,394	32,725	2,181,420
Senior exchangeable notes	337,602	-	333,684	-
Global step-up notes (i), (iv) and (vii)	126,868	-	4,165	134,622
Japanese yen bonds (v)	54	304,815	1,658	293,860
Sale of right to future receivables (ii)	68,853	564,985	68,393	614,380
Assets related to export prepayment to be offset
against sales of right to future receivables (iii)	-	(150,000)	-	(150,000)

	1,150,668	4,300,294	1,303,750	4,640,134

Financing	52,331	4,300,294	148,447	4,640,134
Current portion of long-term debt	1,001,176	-	1,057,438	-
Accrued interest	97,161	-	97,865	-

	1,150,668	4,300,294	1,303,750	4,640,134

(i) As of September 30, 2007 and December 31, 2006, the outstanding balance of net premiums on reissuances amounted to US$ 4,147 and US$ 10,273, respectively. PifCo incurred in expenses in the total amount of US$ 160,048 on extinguishment of debt during the period ended September 30, 2006 (see Note 7(iv)). In connection with the Exchange Offer (see Note 7(vii)) PifCo paid US$ 54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in acordance with the effective interest method.

(ii) On May 26, 2006, PFL successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing (Continued)

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B related to the 1st tranch) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment the fixed rate Senior Trust Certificates (Series A1 and B) PFL paid premium in the total amount of US$ 13,650.

(iii) In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iv) On July 24, 2006, PifCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PifCo incurred expenses in the total amount of US$ 160,048.

Securities repurchased	Interest rate per annum	Maturity	US$

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing (Continued)

(v) On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

In the same date, PifCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at September 30, 2007 had a fair value of US$ 5,168 due to the valuation of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(vi) On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing (Continued)

(vii) As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$ 56,056 as a result of the Exchange (see Note 7(i)). The table below presents the result of the Exchange.

			US$

	Interest rate per annum		Principal outstanding after Exchange	Total amount tendered
PifCo old Notes		Maturity

Global Step-Up	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			US$

	Interest rate per annum	Maturity	Principal outstanding after Exchange	Total reopened
PifCo new Notes

Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing (Continued)

(viii) On June 15, 2007, PifCo assumed the rights and obligations of the NTN and NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project under the Loan Agreement with M-GIC that acts as a Facility Agent of JBIC (Japan Bank for International Cooperation). The outstanding amount of the loan is US$ 394,000 and it bears interest of Libor plus 0.8% p.a., payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009. As a consequence of this transfer, PifCo received certain obligations of the Special Purpose Companies with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4(iv)).

Long-term maturities

September 30, 2007

2008	56,777
2009	253,037
2010	399,876
2011	397,296
2012	164,816
2013	533,933
Thereafter	2,494,559

4,300,294

8. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 249,791 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

8. Commitments and Contingencies (Continued)

(b) Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company had available standby committed facilities in the amount of US$ 475,000, which are not specified as to use requirements. PifCo has no drawdown amounts related to these facilities and does not have a scheduled date for the drawdown.

9. Subsequent Events

On November 1, 2007, the Company issued Global Notes of US$ 1,000,000 in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

*       *       *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.